August 17, 2018



Via Email

Eduardo Gallardo
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

       Re:    SJW Group
              Schedule TO-T/A filed August 17, 2018
              Filed by California Water Service Group
              File No. 5-36500

Dear Mr. Gallardo:

The Office of Mergers and Acquisitions has reviewed the amended filing listed above. We have the following comment:

   1. Your amended offer materials state that you have terminated your tender offer for SJW
      Group as of today. In a response letter, identify the offer condition in your original Offer to Purchase (or as amended) filed as Exhibit (a)(1)(i) to the Schedule TO-T filed on June
      7, 2018 that permits you to terminate the tender offer. In addition, outline the facts that you believe "trigger" the identified offer condition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about the above comments.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions